**WAVECREST SECURITIES, LLC**

**FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION**

**Year Ended December 31, 2024**

**-PUBLIC COPY-**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL REPORTS
## FORM X-17A-5
## PART III

SEC FILE NUMBER

8-69029

### FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING  01/01/2024  AND ENDING  12/31/2024
                                 MM/DD/YY                  MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Wavecrest Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**205 Powell Place**
                                    (No. and Street)

**Brentwood**              **TN**              **37027**
       (City)             (State)            (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

**Paul Rapello**        **917.667.5256**        prapello@wavecrestsecurities.com
   (Name)          (Area Code – Telephone Number)        (Email Address)

---

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Anson, Brian CPA**
          (Name – if individual, state last, first, and middle name)

**18455 Burbank Blvd., Suite 404**   **Tarzana**      **CA**      **91356**
(Address)                            (City)        (State)     (Zip Code)

**09/05/2005**                                    **#2370**
(Date of Registration with PCAOB)(if applicable)      (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Paul Rapello, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wavecrest Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Partner

[signature] Paulette P. Stroupe

Notary Public

PAULETTE P. STROUPE STATE OF TENNESSEE NOTARY PUBLIC WILLIAMSON COUNTY

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# TABLE OF CONTENTS

**BRIAN W. ANSON**
*Certified Public Accountant*
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Members' of WaveCrest Securities, LLC

**Opinion on the Financial Statements**

I have audited the accompanying statement of financial condition of WaveCrest Securities, LLC as of December 31, 2024, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of WaveCrest Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of WaveCrest Securities, LLC 's management. My responsibility is to express an opinion on WaveCrest Securities, LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to WaveCrest Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

**Auditor's Report on Supplemental Information**

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the WaveCrest Securities, LLC's financial statements. The Supplemental Information is the responsibility of the WaveCrest Securities, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as WaveCrest Securities, LLC 's auditor since 2015.
Tarzana, California
January 29, 2025

**WAVECREST SECURITIES, LLC**

**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2024**

**ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 139,788 |
| Accounts Receivable | $ | 100,000 |
| | $ | 239,788 |

**LIABILITIES AND MEMBERS' EQUITY**

| | | |
|---|---|---:|
| Accounts Payable | $ | 18,950 |
| Members' Equity | | 220,838 |
| | $ | 239,788 |

**See notes to financial statements**

## WAVECREST SECURITIES, LLC

## NOTES TO FINANCIAL STATEMENTS
**December 31, 2024**

Note 1

## THE COMPANY AND IT'S SIGNIFICANT ACCOUNTING POLICIES

**The Company.** WaveCrest Securities, LLC (the "Company") is a limited liability company under the laws of the State of Delaware. The Company is a wholly owned subsidiary of WaveCrest Holdings, LLC. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is engaged in the private placement of securities and mergers and acquisitions.

**Accounting Estimates.** The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates that affect the reported amounts of assets liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

**Revenue Recognition.** Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

**Concentration of Credit Risk.**  The Company maintains cash balances and deposits with financial institutions that exceed federally insured limits.  Management performs periodic evaluations of the relative credit standing of these institutions.  The Company has not sustained any material credit losses from these instruments.  Three customers accounted for 70.88 percent of the revenue during 2024.  No one else over 10%.

**Fair Value Measurements.**  FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.  Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included with Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.  (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2024.

**Segment Reporting.**  The Company is engaged in one single line of business as a securities broker-dealer which is comprised of one class of service.  The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.  Additionally, the CODM uses excel net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.  The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole.  The accounting policies used to measure the profit and loss of the segment are the are the same as those described in the summary of accounting policies.

Note 2

**COMMITMENTS AND CONTINGENCIES**

The Company is on a month-to-month lease with Chesapeake Business Centre.  During the year ended December 31, 2023, the Company paid rent expense of $12,300.

In February 2016 the FASB issued ASU 2016-02 on Leases.  The company is not subject to this requirement as the lease is on a month-to-month basis.  The Company did not have any litigation or other legal action that would require disclosure during year ended December 31, 2024.

Note 3

**NET CAPITAL REQUIREMENTS**

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000, or 6 2/3 % of aggregate indebtedness ($1,263) and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

The Company's ratio at December 31, 2024 was .16 to 1.  The basic concept of the Rule is liquidity, its object being to require broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness.  At December 31, 2024, the Company had net capital of $120,838 which was $115,838 in excess of the amount required by the SEC.

Note 4

**SUBSEQUENT EVENTS**

The Company has evaluated subsequent events from the statement of financial condition date through January 29, 2024, the date at which the financial statements were issued and determined there are no other items to disclose.

Note 5

## RETIREMENT

The Company has a SEP IRA for its members.  The total amount contributed for the year ended 2024 is $20,000.

**BRIAN W. ANSON**
*Certified Public Accountant*
18455 Burbank Blvd., Suite 404, Tarzana, CA  91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
WaveCrest Securities, LLC
Brentwood, TN

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which WaveCrest Securities, LLC, stated that WaveCrest Securities, LLC's, business activities are limited to providing mergers and acquisitions and private placements of securities and that it has not held customer funds or securities and that WaveCrest Securities, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 8 of the related FAQ issued by SEC state on July 1, 2020.  WaveCrest Securities, LLC also stated that it had maintained compliance with the above declaration throughout the most recent year ended December 31, 2024, without exception. WaveCrest Securities, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about WaveCrest Securities, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.  A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements.  Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 29, 2025